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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Acorn Holding Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

004853107

(CUSIP Number)

Robert A. Zummo
2618 York Avenue
Minden, LA 71055
(318) 382-4574

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 004853107

1.	Name of Reporting Person: Global Systems, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,604,610 Shares

		8.	Shared Voting Power: -0- Shares

		9.	Sole Dispositive Power: 6,604,610 Shares

		10.	Shared Dispositive Power: -0- Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,604,610 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 60.6% (see Item 5)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 004853107

1.	Name of Reporting Person: Robert A. Zummo		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 200,000 Shares

		8.	Shared Voting Power: -0- Shares

		9.	Sole Dispositive Power: 200,000 Shares

		10.	Shared Dispositive Power: -0- Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 200,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.8% (see Item 5)

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer.
     This statement relates to the common stock, par value $.01 per share (the “Common Stock”), of Acorn Holding Corp., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 2618 York Avenue, Minden, LA 71055.
Item 2. Identity and Background.
     This statement is being filed jointly by Global Systems, Inc. (“Global Systems”) and Robert A. Zummo (each of Global Systems and Mr. Zummo are a “Reporting Person” and together they are the “Reporting Persons”).
     Global Systems is a Delaware corporation principally engaged in the business of holding investment securities. The address of the principal office of Global Systems is 9475 High Meadows Ranch, Durango, CO 81301.
     Mr. Zummo is the only director and executive officer of Global Systems and is the sole shareholder of Global Systems.
     Mr. Zummo is a citizen of the United States of America and his principal occupation is serving as President and Chief Executive Officer of the Issuer. Mr. Zummo’s business address is 2618 York Avenue, Minden, LA 71055.
     Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information given by another Reporting Person. By their signatures on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the Common Stock covered by this Statement.
     During the last five years, neither Global Systems nor Mr. Zummo (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Global Systems acquired 2,711,565 shares of Common Stock pursuant to a stock purchase and share exchange agreement dated as of May 27, 2005 by and among the Issuer, Valentec Systems, Inc. (“Valentec”) and the former stockholders of Valentec, including Global Systems (the “Stock Purchase and Share Exchange Agreement”) in exchange for the transfer by Global Systems of all of its shares of capital stock of Valentec to the Issuer. Global System will receive an additional 3,893,045 shares of Common Stock pursuant to the Stock Purchase and Share Exchange Agreement following amendment of the Issuer’s certificate of incorporation in accordance with the terms of the Stock Purchase and Share Exchange Agreement. The Stock Purchase and Share Exchange Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.
     Mr Zummo acquired a warrant to purchase up to 200,000 shares of Common Stock at an exercise price of $0.25 per share as consideration for his agreement to serve as on the Issuer’s board of directors.

The warrant is exercisable immediately, in whole or in part, and expires on the third anniversary of the date of its issuance. The warrant is attached hereto as Exhibit 2 and incorporated herein by reference.
     The foregoing summaries of terms and conditions of the Stock Purchase and Share Exchange Agreement and of the warrant issued to Mr. Zummo do not purport to be complete and are qualified in their entirety by reference to the full text of those documents, which are filed as exhibits hereto and are incorporated herein by reference.
Item 4. Purpose of Transaction.
     Global Systems entered into the Stock Purchase and Share Exchange Agreement (attached hereto as Exhibit 1 and incorporated herein by reference) and acquired Common Stock to participate in the transactions contemplated by the Stock Purchase and Share Exchange Agreement. The Stock Purchase and Exchange Agreement effected a reverse merger, whereby, Valentec became a wholly owned subsidiary of the Issuer which was a public shell company. Global Systems believes that as a result of the transactions contemplated by the Stock Purchase and Share Exchange Agreement, the resulting company will be better positioned to seek public and private funding.
     Mr. Zummo acquired his shares as compensation for his agreement to serve on the board of directors of the Issuer.
     Each of the Reporting Persons has purchased and holds the shares of Common Stock reported by such Reporting Person in this Report for investment purposes; however each of the Reporting Persons intends to support proposed action by the Issuer to amend the Issuer’s certificate of incorporation to change the name of the Issuer to “Valentec Systems, Inc.” and increase the authorized number of shares of capital stock issuable by the Issuer from 7,000,000 shares to 100,000,000 shares, and designate 10,000,000 shares of the authorized capital stock of the Issuer as preferred stock, issuable in one or more series at the discretion of, and containing terms specified by, the board of directors of the Issuer. In addition, the Reporting Persons currently intend to support the Issuer’s plan of raising capital pursuant to a standby equity distribution agreement and adding additional directors when it is determined by the board of directors of the Issuer to be advisable.
     Except as set forth above in this Item 4, neither Reporting Person has any present plans or proposals which relate to or would result in any of the plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D promulgated by the Securities and Exchange Commission. However, nothing in the preceding sentence should be interpreted to preclude Global Systems or Mr. Zummo from making any plans or proposals which would relate to or result in any of the plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D promulgated by the Securities and Exchange Commission.
Item 5. Interest in Securities of Issuer.
     Except as described below, the share ownership percentages described in this Schedule 13D are based on 6,997,072 shares of Common Stock being outstanding on June 7, 2005, as reported in the Issuer’s Information Statement on Schedule 14f-1/A filed on July 12, 2005.

     (a) As of the filing date of this Statement, Global Systems beneficially owns 6,604,610 shares of Common Stock. These shares include 2,711,565 shares of Common Stock directly held by Global Systems, and 3,893,045 shares of Common Stock that Global Systems will acquire and hold directly following amendment to the Issuer’s Certificate of Incorporation as contemplated under the Stock Purchase and Share Exchange Agreement. Global System’s 6,604,610 shares of Common Stock represents approximately 60.6% of the issued and outstanding shares of Common Stock of the Issuer as of the filing date. As of the filing date of this Statement, Mr. Zummo beneficially owns 200,000 shares of Common Stock that Mr. Zummo has a right to acquire through the exercise of an immediately exercisable warrant. Mr. Zummo’s 200,000 shares of Common Stock represent approximately 2.8% of the issued and outstanding shares of Common Stock of the Issuer as of the filing date. Because Mr. Zummo is in sole control of Global Systems, he may be deemed to beneficially own shares of Common Stock beneficially owned by Global Systems. Together the Reporting Persons beneficially own an aggregate of 6,804,610 shares of Common Stock which represents approximately 61.4% of the issued and outstanding shares of Common Stock of the Issuer as of the filing date. When the Issuer issues the additional 3,893,045 shares of Common Stock to Global Systems pursuant to the Stock Purchase and Share Exchange Agreement, it is also obligated to issue additional shares of Common Stock to other shareholders, at which point, it is anticipated that the Reporting Persons will beneficially own approximately 42.5% of the then issued and outstanding shares of Common Stock of the Issuer.
     (b) Global Systems has the sole power to vote and dispose of the 2,711,565 shares of Common Stock currently held by Global Systems, and it will have the sole the sole power to vote and dispose of the additional 3,893,045 shares of Common Stock that it will receive pursuant to the Stock Purchase and Share Exchange Agreement. Mr. Zummo will, upon issuance of any of the up to 200,000 shares of Common Stock issuable upon the exercise of a warrant issued by the Issuer to Mr. Zummo, have the sole power to vote and dispose of such shares of Common Stock.
     (c) Except for the issuance by the Issuer to Global Systems of 2,711,565 shares of Common Stock pursuant to the Stock Purchase and Share Exchange Agreement and the issuance by the Issuer to Mr. Zummo of a warrant exercisable for up to 200,000 shares of Common Stock, neither the Reporting Person nor Mr. Zummo has effected any transaction in the Common Stock during the past 60 days.
     (d) For each of the Reporting Persons, no person other than such Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons, except in certain circumstances with respect to Montgomery’s rights under the terms of the amended and restated pledge and escrow agreement described above.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     In connection with the Issuer’s standby equity distribution agreement, Mr. Zummo, entered into a lock-up agreement, dated April 28, 2005, in favor of Cornell Capital Partners, L.P., pursuant to which, he agreed not to sell, transfer, distribute or otherwise encumber or dispose of securities of the Issuer (including any options or warrants) he holds, except pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. The foregoing summary of terms and conditions of the lock-up agreement entered into by Mr. Zummo does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement.
     Other than (1) the lock-up agreement described in the foregoing paragraph, (2) the Stock Purchase and Share Exchange agreement entered into by and among the Issuer, Valentec and the former stockholders of Valentec, (3) the warrant issued by the Issuer to Mr. Zummo and exercisable for up to 200,000 shares of Common Stock, each as described in Item 4 above and attached as Exhibits 1,2 and 3 hereto and incorporated herein by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any other person, in each case, with respect to any securities of the Issuer.
Item 7. Materials to be Filed as Exhibits.
     The following are filed as exhibits to this Statement on Schedule 13D:

Exhibit A	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii).

Exhibit 1	Stock purchase and share exchange agreement dated as of May 27, 2005 by and among the Issuer, Valentec and the former stockholders of Valentec. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K dated May 27, 2005)

Exhibit 2	Warrant originally issued by the Issuer to Robert A. Zummo, dated as of August 19, 2005. (Incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K dated August 22, 2005)

Exhibit 3	Lock-up agreement executed by Robert A. Zummo in favor of Cornell Capital Partners, LP, dated as of April 28, 2005. (Filed herewith)

SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 3, 2005

GLOBAL SYSTEMS, INC.
By:	/s/ Robert A. Zummo
Robert A. Zummo, President

By:	/s/ Robert A. Zummo
Robert A. Zummo